Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, New York 10004-1482

Telephone: 212-837-6000

Fax: 212-422-4726

hugheshubbard.com

Gary J. Simon

Chair, Securities and Capital Markets Group

Direct Dial: 212 837-6770

Direct Fax: (212 299-6770

gary.simon@hugheshubbard.com

June 15, 2020

By EDGAR

Securities and Exchange Commission

100 F St., N.E.

Washington DC 20549

Attention:   Joshua Shainess

Special Counsel

Office of Mergers and Acquisitions

Re:	Broadway Financial Corporation

PREC14A Preliminary Proxy Statement on Schedule 14A

Filed June 9, 2020 by Commerce Home Mortgage, LLC; The Capital Corps, LLC; TCC Manager, LLC; Sugarman Enterprises, Inc.; Steven A. Sugarman; Carlos Salas; and Antonio Villaraigosa

File No. 001-39043

Amendment No. 5 to Schedule 13D

Filed May 29, 2020 by Commerce Home Mortgage, LLC et al.

File No. 005-46823

Ladies and Gentlemen:

On behalf of our client, Commerce Home Mortgage, LLC (“Commerce”), set forth below are our responses to the comment letter dated June 12, 2020, from the staff regarding the above-captioned preliminary proxy statement on Schedule 14A (the “Initial Proxy Statement”) filed by Commerce and the others listed above pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 with respect to the annual meeting of stockholders of Broadway Financial Corporation (“Broadway”) scheduled for June 24, 2020. On the date hereof, our client is filing an amended preliminary proxy statement on such schedule (the “Amended Proxy Statement”) reflecting changes made since the Initial Proxy Statement, principally in response to the staff’s letter. The numbered paragraphs below correspond to the numbers in the comment letter. For your reference, preceding each response we have provided in italics the comment that corresponds thereto.

New York ∎ Washington, D.C. ∎ Los Angeles ∎ Miami ∎ Jersey City ∎ Kansas City ∎ Paris ∎ Tokyo

Preliminary Proxy Statement on Schedule 14A

General

1. Please ensure that your revised preliminary proxy statement includes page numbers. Refer to Exchange Act Rule 0-3(b).

1. The page numbers have been included in the Amended Proxy Statement.

2. We note that you filed this preliminary proxy statement just two weeks before the annual meeting. Given this timing and the issues raised in our comments below, please provide us with your analysis as to whether stockholders will have sufficient time to make an informed voting decision.

2. Commerce believes that the proposed proxy statement is in the interests of Broadway’s stockholders and that such stockholders will not require significant time to consider Commerce’s solicitation, which would be disseminated quickly. We note that Commerce’s solicitation content is succinct, simple and short, differing from Broadway’s solicitation only by proposing a single newly-nominated highly qualified board nominee (giving the stockholders greater choice) and for a vote against Broadway’s executive compensation (all of the information for which has long been available to the stockholders through Broadway’s proxy statement – there is no material new information relating thereto). Commerce does not believe its messaging requires new or complex analysis, other than the consideration of Mr. Villaraigosa, who is already an extremely well-known public figure in the community in which Broadway operates. Consequently, Commerce believes that solicited stockholders will have sufficient time to make an informed voting decision.

3. Please revise the statements that each of the participants in the solicitation and your Nominee “may be deemed” to have shared voting power and thus beneficial ownership of the 1,846,154 shares of Voting Common Stock owned by Commerce Home Mortgage to remove the uncertainty.

3. The requested revision has been made.

4. Refer to the following assertion: “Each of the participants named herein disclaims beneficial ownership of any Shares, except to the extent of his, her or its pecuniary interest therein.” Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise accordingly

4. The requested revision has been made.

5. We note that you are recommending stockholders withhold votes for the two nominees named in the registrant’s proxy statement, and that you have provided a space on the proxy card whereby stockholders may “withhold from all Company nominees except the nominee listed below.” Please disclose the method by which “withhold” votes will be counted. Refer to Item 21(b) of Schedule 14A.

5. The requested revision has been made.

6. We note your disclosure that broker non-votes have no impact on the election of directors. Please revise to clarify the effect of broker non-votes with respect to each proposal. Specifically, indicate, if true, that in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting regardless of whether such proposals are routine or not.

6. The requested disclosure has been made.

7. Please highlight, if true, that stockholders will be disenfranchised with respect to one board seat if they vote using your proxy card. Also, revise your proxy card to include this information.

7. We have revised both the Proxy Card and the Proxy Statement to state that shareholders may not use the gold proxy card to vote for either of the Company’s nominees and accordingly, they would only be voting for one of the two open seats if they use the gold proxy card.

8. We note that, as described in Amendment 5 to your amended Schedule 13D, Commerce Home Mortgage recently filed a lawsuit against Broadway Financial in the Superior Court of California in efforts to remedy alleged fiduciary breaches. Instruction 4 to Item 103 of Regulation S-K requires that you disclose material proceedings in which the participants are adverse to the registrant. Refer to Item 7(a) of Schedule 14A.

8. Additional disclosure has been added, but Commerce emphasizes that the pending proceeding is not material, as it relates solely to a conventional statutory demand for existing books and records under applicable state law and does not seek damages.

9. Please advise us, with a view toward revised disclosure, of the specific line items of Schedule 14A that the participants intend to satisfy by reference to Broadway Financial’s definitive proxy statement through reliance upon Rule 14a-5(c). You must make a clear reference to the particular document containing such information.

9. The requested disclosure has been made.

Proposal #1

10. Revise to include the disclosure required by Item 401 of Regulation S-K. For example, disclose the positions Mr. Villaraigosa held with Banc of California and The Capital Corps, LLC.

10. The requested disclosure has been made.

11. Specify the ways in which you believe Broadway Financial’s Board would be enhanced if stockholders elect Mr. Villaraigosa to the Board. With respect to the “positive change” you believe he will bring, please provide sufficient detail about the change you seek.

11. The requested disclosure has been made.

12. Please supplementally provide us with support for your assertion that Mr. Villaraigosa has a “proven track record of finding solutions for the Los Angeles community and working with financial services businesses to fulfill this purpose.”

12. As described in the Proxy Statement, Mayor Villaraigosa “advised the Banc of California in the execution of its growth and profitability initiatives in the same market as Broadway” (which includes the Los Angeles market) and helped launch and grow a successful consumer lender that, over the past three years, has grown originations from zero to an annual run-rate of over $5 billion. A large part of Mayor Villaraigosa’s work on these financial sector initiatives consisted of a focus on minority and low-income borrowers. As Chairman of The Capital Corps, LLC, Mayor Villaraigosa has also driven access and lending to low income and minority communities, which are often underbanked. The Capital Corps, LLC and its wholly-owned operating subsidiary, Commerce Home Mortgage, LLC, have each obtained certification as a Community Development Financial Institution by the U.S. Department of the Treasury’s CDFI Fund. As part of their certifications, they are advised by a Community Advisory Board whose membership is comprised of representatives of each of the four target markets they are approved to serve. These include: Low Income Individuals, Low Income Communities in California, Hispanics and African-Americans. Ongoing certification requires 60% of their financing activities must serve their approved target markets. The Capital Corps, LLC was certified in April 2018.

13. We note your disclosure that your nominee “would not be barred from being considered independent under the independence requirements of The Nasdaq Stock Market LLC or the independence standards applicable to the Company under paragraph (a)(1) of Item 407 of Regulation S-K ...” Please revise to disclose if Mr. Villaraigosa would be independent under the applicable standards.

13. Mr. Villaraigosa qualifies as an “independent director” under the rules of The Nasdaq Stock Market. The requested disclosure has been made.

Form of Proxy

14. Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised on any “such other business.”

14. We note the following disclosure currently in the section entitled “Other Proposals”: “The Participants and their affiliates know of no other business to be presented at the Annual Meeting.” Additional disclosure has been made in this regard.

Amendment No. 5 to Schedule 13D

15. Please tell us whether you intend to amend your Schedule 13D to reflect your nomination of Mr. Villaraigosa to the Board. If you have no plans to file an amendment, provide us with an analysis addressing why the nomination and your engagement in a solicitation does not constitute a material change within the meaning of Rule 13d-2. Refer also to Item 4(d) of Schedule 13D.

15. We note that Commerce’s Schedule 13D already discloses the nomination of Mr. Villaraigosa in Amendment No. 2 thereto filed on April 9, 2020, immediately upon such nomination.

* * * * *

Please call me at (212) 837-6770 with any questions or comments regarding the foregoing. Thank you for your consideration.

Very truly yours,

/s/ Gary J. Simon
Gary J. Simon

cc:	Carlos Salas

Chairman, Commerce Home Mortgage, LLC